August 5, 2025
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, DC 20549

Attn:	Tracey Houser
Terence O’Brien
Juan Grana
Katherine Bagley

Re:	Heartflow, Inc. (the “Registrant”)
Registration Statement on Form S-1, as amended (File No. 333-288733)
Request for Acceleration
Ladies and Gentlemen:
Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between August 1, 2025 and the date hereof, approximately 550 copies of the Preliminary Prospectus, dated August 1, 2025, were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement, as amended.
We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, August 7, 2025 or as soon thereafter as practicable.
[signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
MORGAN STANLEY & CO. LLC
PIPER SANDLER & CO.
As representatives of the Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin Burdett
Name:	Benjamin Burdett
Title:	Managing Director, Head of Healthcare ECM

MORGAN STANLEY & CO. LLC

By:	/s/ Eleni Apostolatos
Name:	Eleni Apostolatos
Title:	Vice President

PIPER SANDLER & CO.

By:	/s/ Neil Riley
Name:	Neil Riley
Title:	Managing Director
[Signature Page to Acceleration Request Letter]